IN THE DISTRICT COURT OF CRAWFORD COUNTY, KANSAS
                     CIVIL COURT DEPARTMENT


-------------------------------x
HARBOR FINANCE PARTNERS, a     :
Colorado Partnership,          :   C.A. No. 95C219P
                               :
                Plaintiff,     :
                               :
    - against -                :
                               :
NPC INTERNATIONAL INC.,        :
O.G. BICKNELL, MARY M. PULFER, :   CLASS ACTION PETITION
J.W CARLIN, R.E. CRESSLER,     :  (Pursuant to K.S.A. Chapter 60)
and F.D. JABARA                :
                               :
                Defendants.    :
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         Plaintiff, by its attorneys, alleges upon personal knowledge as to itself and its own acts, and upon information and belief based upon the investigation conducted by counsel, as follows:

                            SUMMARY OF THE ACTION

              Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of NPC International Inc. (``NPC`` or the ``Company``), and who are similarly situated and who have been deprived of the opportunity to maximize the value of their shares by defendants` breach of fiduciary duty (the ``Class``) in relation to the proposed management-led ``squeeze out`` acquisition of NPC (as described below).

                                   PARTIES

1. Plaintiff Harbor Finance Partners is the owner of shares of NPC common stock.

2.    DefendAnt NPC is a corporation duly organized and existing under  the laws of the State of Kansas. NPC is the world`s largest Pizza Hut franchisee and currently operates 370 Pizza Hut restaurants and delivery kitchens in 11 states. Additionally, the Company operates and franchises 116 Skipper`s quick service seafood restaurants in seven western states and British Columbia. NPC also operates and franchises 170 Tony Roma`s restaurants, the casual theme restaurant ``Famous for Ribs`` worldwide.
The Company maintains its principal executive offices at 720 West 20th Street, Pittsburg, Kansas 66762. NPC stock trades on the National Association of Securities Dealers Automated Quotation system (NASDAQ).

3. Defendant O.G. Bicknell is the Chairman of the Board of Directors of the Company and the Chief Executive Officer. He beneficially owns 62% of the Company`s outstanding stock.

4. Defendants Mary M. Pulfer, J.W. Carlin, R.E. Cressler, and F.D. Jabara are directors of NPC.

5. Because of their positions as directors of the Company, the director defendants owe a fiduciary duty of loyalty and due care to plaintiff and the other members of the Class.

6. Each defendant herein is sued individually and as a conspirator and aider and abettor, as well as, where applicable, in his/her capacity as a director of the Company. The liability of each arises from the fact that each has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                       CLASS ACTION ALLEGATIONS

7. Plaintiff brings this action on its own behalf and as a class action, pursuant to K.S.A. Section 60-223, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who will be threatened with injury arising from defendants` actions described more fully below.

8.   This action is properly maintainable as a class action.

9. According to the Company`s latest Form 10-Q, there are 24,507,324 shares of the Company outstanding. Of those shares, 16,748,649 are owned by officers and/or directors of the Company.

10. The Class is so numerous that joinder of all members is impracticable. The Company has over six thousand stockholders. The record holders of the Company`s securities can be easily determined from the stock transfer records maintained by NPC or its transfer agent.

11. There are questions of law and fact common to the Class that predominate over questions affecting any individual class member. The common questions include, inter alia, whether:
(a) defendants have engaged in conduct constituting unfair dealing and have engaged in a plan and scheme which harms the Company`s public stockholders;
(b) defendants have prevented and are continuing to prevent plaintiff and the Class from receiving the maximum value per share that could be received;
(c) defendants have breached or aided and abetted the breach of the fiduciary and other common law duties owed by them to plaintiff and the members of the Class;
(d) the director defendants, as directors of NPC, have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the Class, including their duties of entire fairness, loyalty, due care, and candor;

12. Plaintiff is an adequate representative of the Class. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff`s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class.

                               THE SQUEEZE OUT

13. On November 6, 1995, the Company announced a merger proposal, under which a company controlled by an NPC management group would acquire all of NPC`s stock not owned by the group for $9 per share (the ``Squeeze Out Mergers``). Thus, it will cost the management group approximately $70 million to buy out the public shareholders of the Company.

14. As reported in the Dow Jones Newswire on November 6, 1995, the Company has created a special committee of the outside members of NPC`s board which will analyze the proposed Squeeze Out Merger. As further reported in the Dow Jones Newswire, the special committee has retained CS First Boston as a financial advisor to assist the committee in evaluating the proposal. The fact that Bicknell beneficially owns 62% of the Company`s outstanding stock, however, makes this special committee a mere pretense because of the committee`s loyalty toward Bicknell.

15. As reported in The Wall Street Journal and The New York Times on November 7, 1995, the management group behind the Squeeze Out Merger consists of three persons: Mr. Bicknell, Mr. James K. Schwartz, president and chief operating officer of the Company, and Troy D. Cook, vice president, finance and the Company`s chief financial officer.

16. On July 19, 1995, the Business Wire reported that NPC had announced record earnings for the first quarter ended June 27, 1995. In the announcement, Mr. Bicknell said ``[w]e are very pleased with this quarter`s results and anticipate continued earnings growth throughout this fiscal year. We remain committed to the aggressive growth of our company and to increasing stockholder value.`` In the announcement, Mr. Schwartz said ``[t]he successful rollout of Stuffed Crust pizza and continued earnings growth at Tony Roma`s contributed to strong earnings for the quarter.``

                 CAUSE OF ACTION FOR BREACH OF FIDUCIARY
                        DUTY AGAINST ALL DEFENDANTS

1.     Plaintiff  reavers  and  incorporates  by  reference  all   previous
allegations.

2. The Squeeze Out Merger price is not the result of arm`s-length negotiations but was fixed arbitrarily by defendant Bicknell and those he controls, as part of an unlawful plan and scheme.

3. Because the proposed transaction is a transaction commonly known as a ``squeeze out merger,`` by which a management group takes a company private, there is no incentive for the management group to pay a suitable price for the Company`s publicly-held shares.

4. Defendants, in violation of their fiduciary obligations to maximize stockholder value, have not considered other potential purchasers of NPC or its stock in a manner designed to obtain the highest possible price for NPC`s public stockholders.

5. The proposed Squeeze Out Merger is wrongful, unfair, and harmful to the Company`s public stockholders, and represents an attempt by defendants to aggrandize their personal and financial positions and interests and to enrich themselves, at the expense of and to the detriment of the public stockholders of the Company. The proposed Squeeze Out Merger will deny class members their right to share proportionately in the true value of NPC`s valuable assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of the defendants at an unfair and inadequate price.

6. Defendants herein have willfully participated in unfair dealing toward plaintiff and the other members of the Class and have engaged in and substantially assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class.

7. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme in breach of their fiduciary duties to plaintiff and the Class, are attempting unfairly to deprive plaintiff and the Class of consideration in a transaction which could provide them with the opportunity to maximize their investment in NPC.

8. In seeking to close the Squeeze Out Merger, without seeking possible third party buyers, defendants have violated the fiduciary duties owed to the public shareholders of the Company and have placed their personal interests ahead of the interests of the Company`s public shareholders. Defendants are using their positions as directors for the purpose of pursuing their own agenda, all to the detriment of plaintiff and the Class.

9.   The defendants have not, in accordance with their fiduciary duties:
(a) acted independently so that the interests of the Company`s public shareholders would be protected;
(b) adequately ensured that no conflicts of interest exist or if such conflicts exist to ensure that all conflicts would be resolved in the best interests of the Company`s public shareholders; and
(c) taken all appropriate steps to enhance the Company`s value and attractiveness as a merger, acquisition, restructuring or recapitalization candidate.

10. Because the director defendants, and especially Bicknell, dominate the business affairs of the Company, and are in possession of private information concerning the Company`s assets, business and future prospects, there exists an imbalance of knowledge and economic power between them and the public stockholders of the Company which makes it inherently unfair for them to seek to close the Agreement at the expense of their duty to maximize stockholder value for the Company`s public shareholders.

11. As a result of the actions of defendants, plaintiff and the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of the Company`s assets and business. As a practical matter, no third party will bid for the Company when the Squeeze Out Merger has been met with such affinity.

12.  Plaintiff and the Class have no adequate remedy at law.

               THEREFORE, plaintiff prays for judgment and relief as follows:

(a) declaring that this action is properly maintainable as a class action and certifying plaintiff as representative of the Class;

(b) ordering the director defendants to discharge their fiduciary duties to plaintiff and the other members of the Class by announcing their intentions to;
  (a) act independently on a fully informed basis in the best interests of the Company`s public shareholders;
  (b) undertake an appropriate evaluation of NPC as a merger or acquisition candidate;
  (c) take all appropriate steps to enhance the Company`s value and attractiveness as a merger or acquisition candidate;
  (d) cooperate with ail persons having a bona fide interest in proposing any transaction which would maximize shareholder value;
  (e) take all steps to create an active auction for the Company in order to maximize shareholder value;
  (f) adequately ensure that no conflicts of interest exist between defendants` own interests and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all such conflicts a e resolved in favor of the Company`s public shareholders.

(c) declaring that the defendants and each of them have committed or aided and abetted a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the class;

(d) ordering defendants to permit a stockholders` committee consisting of Class members and their representatives to participate in any process undertaken in connection with the sale of the Company in order to ensure a fair procedure, adequate procedural safe-guards, and independent input by plaintiff and the Class in connection with any transaction for the public shares of NPC;

(e)    awarding  compensatory  damages  against  defendants,  jointly   and
severally,  in  an  amount  to  be  determined  at  trial,  together   with
prejudgment interest at the maximum rate allowable by law;

(f) awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff`s counsel and experts` fees and expenses; and

(g)  granting such other and further relief as may be just and proper.

Dated: November 8, 1995
                             ZACKERY E. REYNOLDS
                             102 South National
                             P.O. Box 32
                             Fort Scott, Kansas



                             By:
                                  Zackery E. Reynolds
                                  Attorneys for Plaintiff


Of Counsel:

WECHSLER HARWOOD
  HALEBIAN & FEFFER LLP
Joel C. Feffer
Jorn A. Holl, Esq.
805 Third Avenue
New York, New York 10022
(212) 935-7400

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